UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

58.com Inc.
(Name of Issuer)

Ordinary shares
(Title of Class of Securities)

G34136 104
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Andrew Y. Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,730,133 ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,730,133 ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,730,133 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%.[1]
12	TYPE OF REPORTING PERSON IN

1 Based on 283,068,677 outstanding ordinary shares as a single class, being the sum of 219,413,764 Class A ordinary shares and 63,654,913 Class B ordinary shares outstanding as of December 31, 2015 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 0.9% of the total outstanding voting power.

1	NAMES OF REPORTING PERSONS SAIF II GP Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,730,133 ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,730,133 ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,730,133 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%.[1]
12	TYPE OF REPORTING PERSON CO

1 Based on 283,068,677 outstanding ordinary shares as a single class, being the sum of 219,413,764 Class A ordinary shares and 63,654,913 Class B ordinary shares outstanding as of December 31, 2015 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 0.9% of the total outstanding voting power.

1	NAMES OF REPORTING PERSONS SAIF Partners II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,730,133 ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,730,133 ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,730,133 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%.[1]
12	TYPE OF REPORTING PERSON PN

1 Based on 283,068,677 outstanding ordinary shares as a single class, being the sum of 219,413,764 Class A ordinary shares and 63,654,913 Class B ordinary shares outstanding as of December 31, 2015 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 0.9% of the total outstanding voting power.

1	NAMES OF REPORTING PERSONS SAIF II GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,730,133 ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,730,133 ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,730,133 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%.[1]
12	TYPE OF REPORTING PERSON PN

1 Based on 283,068,677 outstanding ordinary shares as a single class, being the sum of 219,413,764 Class A ordinary shares and 63,654,913 Class B ordinary shares outstanding as of December 31, 2015 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 0.9% of the total outstanding voting power.

1	NAMES OF REPORTING PERSONS SB Asia Investment Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,730,133 ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,730,133 ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,730,133 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%.[1]
12	TYPE OF REPORTING PERSON PN

1 Based on 283,068,677 outstanding ordinary shares as a single class, being the sum of 219,413,764 Class A ordinary shares and 63,654,913 Class B ordinary shares outstanding as of December 31, 2015 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 0.9% of the total outstanding voting power.

ITEM 1(a).	NAME OF ISSUER:

58.com Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Block E, the North American International Business Center

Yi 108 Beiyuan Road, Chaoyang District

Beijing 100101, People's Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Andrew Y. Yan

SAIF II GP Capital Ltd.

SAIF Partners II L.P.

SAIF II GP L.P.

SB Asia Investment Fund II L.P.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Andrew Y. Yan

Suites 2516-2520

Two Pacific Place

88 Queensway

Hong Kong

SAIF II GP Capital Ltd.

c/o M&C Corporate Services Limited

P.O. Box 309GT

Ugland House, South Church Street

George Town, Grand Cayman

Cayman Islands

SAIF Partners II L.P.

c/o M&C Corporate Services Limited

P.O. Box 309GT

Ugland House, South Church Street

George Town, Grand Cayman

Cayman Islands

SAIF II GP L.P.

c/o M&C Corporate Services Limited

P.O. Box 309GT

Ugland House, South Church Street

George Town, Grand Cayman

Cayman Islands

SB Asia Investment Fund II L.P.

c/o M&C Corporate Services Limited

P.O. Box 309GT

Ugland House, South Church Street

George Town, Grand Cayman

Cayman Islands

ITEM 2(c).	CITIZENSHIP:

Andrew Y. Yan – Hong Kong

SAIF II GP Capital Ltd. – Cayman Islands

SAIF Partners II L.P. – Cayman Islands

SAIF II GP L.P. – Cayman Islands

SB Asia Investment Fund II L.P. – Cayman Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares of par value of $0.00001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

ITEM 2(e).	CUSIP NO.:

G34136 104

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of par value of $0.00001 per share of 58.com Inc. (the “Issuer”) by each of the reporting persons is provided as of December 31, 2015:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Andrew Y. Yan	7,730,133	2.7%	7,730,133	0	7,730,133	0
SAIF II GP Capital Ltd.	7,730,133	2.7%	7,730,133	0	7,730,133	0
SAIF Partners II L.P.	7,730,133	2.7%	7,730,133	0	7,730,133	0
SAIF II GP L.P.	7,730,133	2.7%	7,730,133	0	7,730,133	0
SB Asia Investment Fund II L.P.	7,730,133	2.7%	7,730,133	0	7,730,133	0

The above table includes collectively those Class A ordinary shares and Class B ordinary shares held by each reporting person, and assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

The 7,730,133 ordinary shares of the Issuer beneficially owned by Mr. Andrew Y. Yan comprise the 7,730,133 Class A ordinary shares held of record by SB Asia Investment Fund II L.P. Mr. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Yan may be deemed to beneficially own all of the ordinary shares of the Issuer held by SB Asia Investment Fund II L.P.

The 7,730,133 ordinary shares of the Issuer beneficially owned by SAIF II GP Capital Ltd. comprise the 7,730,133 Class A ordinary shares held of record by SB Asia Investment Fund II L.P. SAIF II GP Capital Ltd. is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, SAIF II GP Capital Ltd. may be deemed to beneficially own all of the ordinary shares of the Issuer held by SB Asia Investment Fund II L.P.

The 7,730,133 ordinary shares of the Issuer beneficially owned by SAIF Partners II L.P. comprise the 7,730,133 Class A ordinary shares held of record by SB Asia Investment Fund II L.P. SAIF Partners II L.P. is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, SAIF Partners II L.P. may be deemed to beneficially own all of the ordinary shares of the Issuer held by SB Asia Investment Fund II L.P.

The 7,730,133 ordinary shares of the Issuer beneficially owned by SAIF II GP L.P. comprise the 7,730,133 Class A ordinary shares held of record by SB Asia Investment Fund II L.P. SAIF II GP L.P. is the sole general partner of SB Asia Investment Fund II L.P. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, SAIF II GP L.P. may be deemed to beneficially own all of the ordinary shares of the Issuer held by SB Asia Investment Fund II L.P.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

As of the date hereof, each of Andrew Y. Yan, SAIF II GP Capital Ltd., SAIF Partners II L.P., SAIF II GP L.P. and SB Asia Investment Fund II L.P. has ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

Andrew Y. Yan		/s/ Andrew Y. Yan
Andrew Y. Yan

SAIF II GP Capital Ltd.	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd.

SAIF Partners II L.P.	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd., which is the sole general partner of SAIF Partners II L.P.

SAIF II GP L.P.	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd., which is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P.

SB Asia Investment Fund II L.P.	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd., which is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is the sole general partner of SB Asia Investment Fund II L.P.

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement